November 5, 2018

David J. Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

       Re: INmune Bio Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 29, 2018
           File No. 333-227122

Dear Mr. Moss:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment to Form S-1 filed October 29, 2018

Exhibits

1. Please file an opinion of counsel that opines as to the warrants being registered. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19, available on the
       Commission's website.
2. Please file a revised legal opinion that is not qualified as to jurisdiction. While counsel may write a legality opinion under Nevada law, it should not indicate in the opinion that is admitted to practice only in New York. For guidance, please refer to
Section II.B.3.b of
       Staff Legal Bulletin No. 19.
 David J. Moss
INmune Bio Inc.
November 5, 2018
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameDavid J. Moss
                                                        Division of Corporation
Finance
Comapany NameINmune Bio Inc.
                                                        Office of Healthcare &
Insurance
November 5, 2018 Page 2
cc:       David Manno, Esq.
FirstName LastName